KWESST Announces Additions to the Management Team and Board

Jennifer Welsh, CPA, CA named Chief Financial Officer and Chief Compliance Officer

James Yersh Appointed to the Board

Ottawa, Ontario, January 6, 2025 - KWESST Micro Systems Inc.  (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the  "Company") is pleased to announce the appointment, effective as of February 3, 2025, of Mrs. Jennifer Welsh as Chief Financial Officer and Chief Compliance Officer of the Company, replacing Mr. Kris Denis, who was appointed CFO on an interim basis on November 27, 2023.

Jennifer has 20 years of experience including more than 18 years working with Canadian public companies across a range of industries. She is currently the VP Finance, Indiva for SNDL Inc., a NASDAQ listed company.  Prior to the acquisition of Indiva by SNDL, Jennifer was the founding CFO of Indiva Limited, a TSXV-listed Licensed Producer of cannabis.  Jennifer was instrumental in helping establish Indiva from start-up to becoming the Canadian market leader in the sale of edible products with over 200 employees and over CAD $35 million in net annual revenue. This included the establishment of a highly-regulated manufacturing operation, brand licensing deals, and several debt and equity financing transactions.  Prior to Indiva, Mrs. Welsh led a global finance team as Corporate Controller of a TSX-listed junior mining company and was involved in a variety of royalty, equity and debt financings as well as M&A transactions. Jennifer received her B.Comm. (Accounting) from Carleton University in Ottawa and is a Chartered Professional Accountant (CPA, CA Ontario). In 2020, Jennifer was awarded Ottawa Business Journal's Forty Under 40 Award.

"As we look ahead to our growth strategy for the Arwen product line and the commercialization of ParaOPS, bringing a CFO onboard with Mrs. Welsh's depth of experience in manufacturing and operations will be vital", said Sean Homuth, KWESST President and CEO. "Jennifer brings key skills that include the management of a large-scale supply chain and manufacturing operation as well as the ability to manage relationships with public capital markets and the working capital and financing needs of a growing and diverse company."

In connection with her new role, Jennifer has resigned from the Board of directors and as Chair of the Audit Committee of the Company effective immediately.  Mr. Kris Denis, who served as the Company's Interim CFO and Chief Compliance Officer will transition to a new role within the KWESST finance team reporting to Mrs. Welsh. "I'd like to acknowledge Mr. Denis' hard work in helping to establish a mature and stable finance function that can meet the demands of a dual listed public company as it continues to grow", said Mr. Homuth "I look forward to Kris' continued and valued contribution to our growing team."

The Company is also pleased to announce the appointment of Mr. James Yersh as a director of the Company and Chair of the Audit Committee.

James has over two decades of experience holding senior executive-level roles across finance, administration, and go-to-market functions at SaaS-oriented and technology companies. James is currently the Chief Revenue Officer, Senior Care, at PointClickCare where he oversees the complete customer journey, with a mission to drive tighter integration and seamless customer experiences by spearheading various aspects of the Senior Care market, including customer care, customer success, implementation, operations, and sales.  Prior to this role, James was previously the Chief Financial Officer of PointClickCare.

Prior to joining PointClickCare, James also served as the Chief Financial Officer for notable companies in the technology space including Mitel, Blackberry, KORE Wireless and held a variety of senior finance roles at other technology companies including eSentire, Cognos Incorporated, and Deloitte. Notably, while serving as Chief Financial Officer of BlackBerry, he supported the organization's transition to a software-based product suite as a public company.

KWESST's Chairman, David E. Luxton, commented that "On behalf of all board members I am delighted to welcome James as our newest member of the board.  We look forward to leveraging his extensive experience in what it takes to build out a SaaS offering like our new Lightning app for the public security market."

James also previously served as a Board member and the Chair of the Audit Committee for Indiva who was listed on the TSX Venture Exchange.

For further information, please contact:

David Luxton, Chairman

luxton@kwesst.com

Sean Homuth, President and CEO

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

About KWESST

KWESST (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: the expected use of proceeds, the accounting treatment of the amended pre-funded warrants, the estimated unaudited pro-forma consolidated shareholders' equity of the Company, the estimated expected monthly expense burn up to the date of this release, and the Company's eligibility for an additional Nasdaq compliance period. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The events and circumstances in forward-looking statements in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.